Exhibit 4.8

SERVICES AGREEMENT

This Services Agreement (the "Agreement") is made and entered into as of this Ist day of January, 2004, by and between

NESTEC S.A., a Swiss corporation whose address is 55 avenue Nestlé, CH-1800 Vevey, Switzerland ("Nestec")

and

ALCON, INC., a Swiss corporation whose address is Bosch 69, CH-6331 Hünenberg, Switzerland ("Alcon").

WHEREAS, Nestec has agreed to provide treasury and investment services to Alcon on the terms and conditions set forth in this Services Agreement.

NOW, THEREFORE, Nestec and Alcon do hereby mutually agree as follows:

1.   Provision of Services

1.1   During the Term of this Agreement (as defined in Clause 2), Nestec shall, in the name and on behalf of Alcon, invest funds entrusted to it by Alcon and manage the investment portfolio so constituted (the "Services") Such funds (the "Capital") managed by Nestec shall at all times remain the property of Alcon. Any company directly or indirectly controlled by Alcon which wishes, with Nestec's agreement, to benefit of the Services ("Alcon Affiliate") shall be covered by the terms and conditions of this Agreement. All payments due under Clause 3 below shall be made by Alcon for itself and for the Alcon Affiliates.

1. 2 Subject to any limitation contained in this Agreement or communicated in writing by Alcon to Nestec, Alcon hereby gives Nestec full power, and expressly authorizes Nestec, to act and invest in the name and on behalf of Alcon. Such power and authorization is strictly limited to any action taken by Nestec for the purpose of rendering the Services under this Agreement.

1.3   In rendering the Services under this Agreement, Nestec will follow the Nestec Money Market Investment Guidelines and the Nestec Treasury Money Market Limits.

1.4   Alcon shall communicate to Nestec its instructions, which Nestec is bound to follow, in terms of

- currency and capital of the portfolio,
- minimum and maximum duration of the investment,
- counterpart limits (name, rating, amounts),
- portfolio benchmark.

In case Alcon's instructions contradict Nestec's rules and guidelines under Subclause 1.3, Alcon's instructions shall govern. However, Nestec shall not be bound by any instruction from Alcon regarding the choice of investment instruments used to render the Services, which shall be determined solely by Nestec.

2.   Term

The "Term" of this Agreement shall be the period commencing on the date hereof and ending on any termination date specified in a written notice from one party to the other sixty (60) days in advance of such termination.

3.   Consideration

In consideration of the Services furnished, Alcon shall pay Nestec 10 basis points ("bps") for a total Capital up to and including USD 500 mio (or equivalent) and 7 bps if the total Capital exceeds USD 500 mio (or equivalent) (the "Fees").

4.   Expenses

Alcon shall bear the cost of, and shall promptly reimburse Nestec for, all reasonable out-of-pocket costs incurred by Nestec personnel in connection with furnishing the Services to Alcon and its affiliates, including but not limited to photocopying, telephone, telefax, postage, delivery costs, transportation and travel costs (airfare to be agreed in advance on a case by case basis) and out of town lodging and meal expenses.

5.   Invoicing and Payment

During each quarter, Nestec shall Invoice Alcon for the Services rendered during the previous quarter. The invoice shall include the Fees and the expenses incurred by Nestec during the previous quarter in rendering the Services. Alcon shall pay the total invoiced amount to Nestec within thirty (30) days from the date of invoice.

6.   Liability

Nestec shall not be held liable for any damages suffered by Alcon arising from the rendering of the Services by Nestec, unless Nestec has acted in reckless disregard of the instructions given by Alcon as per Clause 1.4, in which case Nestec shall only be liable for direct damages incurred by Alcon (excluding in particular any consequential or incidental damages or lost profits).

7. Confidentiality

Each party hereby agrees to keep, hold and maintain in confidence all information of every kind and character of the other party that it may receive or collect, whether directly or indirectly, in the performance of the Services. The parties agree to use all reasonable efforts to neither directly nor indirectly disclose such Information to any third party outside of Nestec or Alcon.

8. Notices

Any notices required or permitted to be given hereunder shall be in writing and shall be directed to the address of the receiving party as written above and to the attention of

if to Nestec: FC-TREASURY

if to Alcon: Head of Finance

or to such other persons or addressees as either party may from time to time designate by a subsequent notice in writing to the other.

9. Applicable Law

This Services Agreement is governed by the laws of Switzerland. In particular, the provisions on the ordinary mandate (articles 394 ff) of the Swiss Code of Obligations shall apply.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their authorized representatives as of the date first above written.

NESTEC S.A.	ALCON, INC.
/s/ Gilbert Dupuis	/s/ Martin Schneider
Gilbert Dupuis	Martin SCHNEIDER
Treasurey Manager – Trading & Risk Management	Attorney - in - Fact
/s/ Orlane Seydoux	/s/ Stefan Basler
Oriane Seydoux	Stefan BASLER
Treasury Advisor – Trading & Risk Management	Attorney - in - Fact